Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Charter Communications Inc (CHTR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Charter Communications Inc (CHTR)
Vote Yes: Item #8 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: April 26, 2022

CONTACT: Meredith Benton | benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Charter Communications (“Spectrum”) report to shareholders on the outcomes of the Company's diversity, equity, and inclusion efforts by publishing quantitative data on workforce composition, and recruitment, retention, and promotion rates of employees by gender, race, and ethnicity. The reporting should be done at reasonable expense and exclude proprietary information.

Supporting Statement: Quantitative data is sought so that investors can assess, understand, and compare the effectiveness of companies’ diversity, equity, and inclusion programs and apply this analysis to their portfolio management and securities’ selection process.

SUMMARY

The resolution requests that Spectrum report to shareholders on the outcomes of the Company's diversity, equity, and inclusion (DEI) efforts by publishing quantitative data on workforce composition, and recruitment, retention, and promotion rates of employees by gender, race, and ethnicity. The reporting should be done at reasonable expense and exclude proprietary information.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Spectrums’s DEI programs. It cites concerns that Spectrum is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2022 Proxy Memo Charter Communications | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate Policies that allow harassment and discrimination undermine business success.
3.	Spectrum is risking the trust and confidence of its consumers and employees.
4.	Spectrum’s DEI reporting significantly lags peers.

DISCUSSION

1.	Companies Benefit from Diverse and Inclusive Workplaces

Spectrum states in its ESG Report:

“Our leaders and employees understand that a workforce that is reflective of the customers and communities we serve helps drive strong business performance.”1

Multiple research reports agree with Spectrum’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[2]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[3]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[4]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[5]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[6]

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1 https://corporate.charter.com/esg-report.pdf

2 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

3 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

4 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

5 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

6 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

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2022 Proxy Memo Charter Communications | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Spectrum’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate Policies That Allow Harassment and Discrimination Undermine Business Success

Researchers have identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.7

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.8 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.9

3.	Spectrum is Risking the Trust and Confidence of its Consumers and Employees

Spectrum offers its broadband services to more than 100 million customers in more than 40 states. The success of its service offerings and its programming are reliant on successfully reaching the diverse American consumer: 13.4% of whom are Black, 18.5% of whom are Latinx, 5.9% of whom are Asian and 1.3% of whom are Native American.10

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7 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

8 https://www.apa.org/news/press/releases/stress/2015/impact

9 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/covering-in-the-workplace.html

10 https://www.census.gov/quickfacts/fact/table/US/PST045219

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2022 Proxy Memo Charter Communications | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Spectrum has made statements about the Company’s commitment to diversity and inclusion, partnered with organizations aiming to support Black people, and made a number of investments into the Black community. These include:

-	A $10 million investment in partnership with both the National Urban League (NUL) and National Action Network (NAN) to support Black and other minority-owned small businesses in underserved communities.[11]

-	Opening a new Spectrum Lab in Harlem with the goal of “creat[ing] a stronger community by focusing on workforce development and youth engagement.”[12]

-	Doubling its investment in its Spectrum Scholars Program, an educational program for eligible rising college juniors with financial need who identify as Asian/Pacific Islander, Black/African American, Hispanic/Latino or Native American.[13]

-	Investing in the Emma Bowen Foundation, which facilitates internships for talented students of color at leading media companies, and The Howard Foundation, whose mission is to increase diversity in the media industry.[14]

Shareholders are concerned that consumers, employees and others may determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed “performative allyship” or “wokewashing,” without integrating best practices into its own operations, eroding the trust of key consumer demographics and employees.

Spectrum, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

4.	Spectrum’s DEI Reporting Significantly Lags Its Peers

Spectrum lags its peers in the disclosure and transparency it provides to investors. As of March 29, 2022, Spectrum has not released even its consolidated EEO-1 form. Eighty-seven percent of the S&P 100 release, or have committed to release, their consolidated EEO-1 forms, a best-practice standard for workforce composition disclosure. Of the companies identified in Spectrum’s most recent proxy statement as within their compensation peer group, the following have released or committed to release this form: 3M, Cisco Systems, Comcast, Fox, Netflix, Verizon, American Express, Bristol-Myers Squibb, Caterpillar, Gilead Sciences, Johnson & Johnson, Merck & Co., PepsiCo., Pfizer, Procter & Gamble, Qualcomm, Coca-Cola, and Kraft Heinz.

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11 https://www.prnewswire.com/news-releases/charter-invests-10-million-dollars-with-national-urban-league-and-national-action-network-to-assist-black-owned-small-businesses-in-underserved-communities-301074717.html

12 https://spectrumlocalnews.com/nys/watertown/news/2017/01/17/spectrum-learning-lab-harlem-opening

13 https://corporate.charter.com/spectrum-scholars

14 https://www.marketwatch.com/investing/secfile/15667060#D243396DDEF14A_HTM_toc243396_47

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2022 Proxy Memo Charter Communications | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of Spectrum’s employees. This data is needed for investors to assess if a company is masking a toxic workplace culture having poor retention rates with high recruitment statistics, for example.

Below are examples of inclusion factor data that Spectrum’s peers are disclosing, or have committed to disclose, as of March 29, 2022:

-	Forty-two percent of the S&P 100 release, or have committed to release, at least one recruitment statistic related to gender.
-	Forty-one percent of the S&P 100 release or have committed to release, at least one recruitment statistic related to race/ethnicity.
-	Twenty-three percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	Twenty-two percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	Twenty percent of the S&P 100 release or have committed to release, at least one retention statistic related to gender.
-	Thirty-five percent of the S&P 100 release or have committed to release, at least one retention statistic related to race or ethnicity.

This places Spectrum in the bottom quartile relative to its peers for its workplace equity data disclosure. Spectrum will increasingly become a laggard should it continue to refuse to release meaningful workplace equity data. Between September 2020 and September 2021, the number of S&P 100 companies releasing recruitment rate data by gender, race and ethnicity increased by 234 percent, companies releasing retention rate data increased by 79 percent, and companies releasing promotion rate data increased by 379 percent.15

RESPONSE TO SPECTRUM’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The proponents note that the Company did not provide a Statement of Opposition for this proposal. Spectrum, instead referred investors to the company's opposition statement for Proposal #7, which asked that the company release its EEO-1 report. Proponent’s response here will therefore be based off the Statement of Opposition for Proposal #7. However, this resolution requests a more fulsome reporting of workplace equity data. EEO-1 data is focused on corporate diversity and workplace composition. Inclusion data (recruitment, retention and promotion rates) provide insights into a company’s human capital management practices and the effectiveness of their DEI programs.

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15 https://www.asyousow.org/our-work/social-justice/workplace-equity/

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2022 Proxy Memo Charter Communications | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

In its Statement of Opposition16 Spectrum states “EEO-1 data is limited by a government form that categorizes our U.S. workforce into certain generic and EEOC-mandated job categories that fail to account for company or industry-specific roles. It is a backward-looking snapshot of limited categories, has little bearing on our business or the customers that we serve, and is not an accurate measure of progress toward our goal of developing an inclusive environment.”

Proponent responds that the EEO-1 data set, while it does not perfectly reflect Spectrum's internal structure, provides two key assurances to investors: 1) it allows comparison of Spectrum's workforce to other companies, 2) in its standardized, government mandated structure, it assures that Spectrum is not selective in the data that it releases.

In its Statement of Opposition, Spectrum states “Our workforce reflects the full range of diversity and abilities in the markets we serve, and are actively working to promote diversity at every level of our organization.” While this commitment is admirable, the proponents note that without the release of promotion, recruitment, and retention rate data, it’s virtually impossible to measure the effectiveness of these efforts.

It is concerning that Spectrum continues to resist the sharing of even these datasets. Proponents in this case seek further data allowing an analysis of the effectiveness of the company’s DEI program, an analysis that requires EEO-1 data and recruitment, retention, and promotion rates of employees by gender, race, and ethnicity.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Spectrum. The resistance to providing investors with metrics supporting the company’s diversity commitments is concerning.

Vote “Yes” on this Shareholder Proposal 8

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For questions, please contact Meredith Benton, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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16 https://www.marketwatch.com/investing/secfile/15667060#D243396DDEF14A_HTM_toc243396_47

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